

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · · P.O. Box 410
NL - 1180 AK Amstelveen



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Date March 8, 2005 Reference

Subject

ID # 82-1306

3/17



Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 94 59 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, March 8, 2005

Wessanen shows solid improvement in 2004 results

Highlights Full Year 2004

- **Financial performance significantly improved**
  - EBITAE up from EUR 9.9 million to EUR 60.2 million
  - Net income up from a loss of EUR 33.2 million to a profit of EUR 1.8 million
  - Working capital reduced with EUR 54 million
- **Balance sheet further strengthened**
  - Net debt reduced with EUR 81 million to EUR 96 million
- **Operation Phoenix timely executed with annualized savings on target**
  - Savings at EUR 102 million (annual run-rate)
  - Headcount reduced with 1442 positions (target: 1270-1325) of which 1042 in 2004
- **'Build on the Roots' (restructuring of US Distribution) achievements:**
  - SKU reduction of 30%
  - Improvement of service levels by 4 percentage points
  - Headcount reduced with 220 positions
- **Dividend proposed of EUR 0.58 per share for 2004; for 2005 to be raised to EUR 0.65**

Highlights fourth quarter 2004

- EBITAE increased from EUR 5.0 million to EUR 15.9 million.
- Sales at constant exchange rates decreased from EUR 624 million to EUR 556 million mainly due to the termination of unprofitable business and declining low-carb sales in the US.
- In Europe EBITAE increased by 7.5% to EUR 18.7 million (Q4 2003: EUR 17.4 million) against stable sales
- In North America, EBITAE improved from negative EUR 9.5 million in Q4 2003 to negative EUR 1.7 million this quarter.

Outlook 2005

Wessanen expects EBITAE in 2005 to continue to improve and arrive anywhere between EUR 70 to 85 million. The expected improvement is anticipated for the second half of 2005. The outcome is dependent on a number of variable factors, such as market developments and the effect of price pressure in the European retail channel, the speed of the completion of the turnaround in the US Distribution business, the development in raw material prices (meat,



fuel, resin), and the development of low-carb sales. The company will narrow down the range when further insight in aforementioned factors develops.

Financial results

Q4 2004	Q4 2003	Delta %	*in millions euro, unless stated otherwise*	FY 2004	FY 2003	Delta %
508.2	624.3	(19)%	Net sales	**2,119.5**	2,431.8	(13)%
556.0	624.3	(11)%	Net sales at constant exchange rates	**2,253.1**	2,431.8	(7)%
15.9	5.0		EBITAE (operating result before goodwill amortization and exceptional items)	**60.2**	9.9	
(14.3)	(30.5)		Exceptional items	**(49.5)**	(64.5)	
(1.1)	(28.8)		EBIT (operating result)	**(0.5)**	(65.9)	
11.6	6.4		Net income before goodwill amortization and exceptional items	**36.1**	9.7	
(0.4)	(4.3)		Net income	**1.8**	(33.2)	
0.17	0.09		Earnings per share (in euro) before goodwill amortization and exceptional items	**0.52**	0.14	

CEO Ad Veenhof: "Solid financials as a foundation for future growth"

"In 2004 we really changed the company for the better. First, our financial performance has strongly improved: our EBITAE increased significantly, our margins are heading towards benchmark levels and our cash flow is healthy. Secondly, we managed to reduce our debt level and hence further solidified our balance sheet. Thirdly, we improved the control over our operations by establishing new management, installing tight monitoring systems as well as redefining and improving processes and procedures.

The achievements of 2004 form the foundation for the opportunities ahead in 2005. Our first priority is the introduction of the new branding and marketing concepts we have developed for several of our main brands in the European market. We will need these concepts to grow our business, as we expect that the European market itself will continue to be under pressure in 2005. In the United States we still need the coming six to eight months to complete our improvement plans for our US Distribution business, while implementing new branding and marketing concepts for our US Branded business. Furthermore, to strengthen our portfolio, smaller acquisitions will also be considered this year.

I am pleased that the results so far indicate that we are on the right track, even though we realize that 2005 is going to be another vital year in making Wessanen a successful company. This year we have paved the way by taking costs out and putting the right people and the right structures in place, creating a stronger base for future growth."



Operational review 2004

The management agenda for 2004 was dominated by restoring our financial performance, implementing Operation Phoenix cost saving plans, putting new organizational structures and management in place in North America and Europe, and preparing initiatives for future growth.

Solid improvement of financials

We have made solid improvements in our financial performance. EBITAE rose from EUR 9.9 million in 2003 to EUR 60.2 million in 2004. Working capital showed a decrease of EUR 54 million, mainly driven by reduction in stock levels and tighter invoicing and payment procedures. Gross margins improved as loss-making businesses were discontinued and improved purchasing policies were implemented. Operating expenses were reduced strongly due to a cutback of 1262 positions in 2004, equivalent to 13% of Wessanen's total workforce. Further improvement of the balance sheet was realised by reducing our net debt with EUR 81 million to EUR 96 million, resulting in a solvency ratio of 50% despite a dividend payout of EUR 40 million. Finally, cash flow from operating activities was strong at EUR 82.2 million (2003: EUR 12.2 million).

Operation Phoenix and 'Build on the Roots' deliver on their promises

Implementation of the various Operation Phoenix initiatives took much of our attention throughout 2004, in particular during the first half of the year. In Europe, it involved amongst others closing factories in Belgium and the UK, combining operations in Tilburg (NL), Belgium and France, closing offices in France and Spain, reducing management layers, and outsourcing warehousing activities. Simultaneously, warehousing and distribution to health food stores in the Netherlands and Belgium were combined. All these projects were completed successfully, without any noteworthy disruptions to the daily business. In North America, the main focus was on improving customer service levels, product assortments and inventories, implementing the right processes, and installing the right management to take the business to the next level.

The 'Build on the Roots' program, as initiated in November 2003, has already led to a 30% decrease in SKUs, improved service levels, and a strong improvement in performance. In the second half of 2004, however, the business was hit by a decline in low-carb sales, as well as extraordinary events such as hurricanes, prompting us to announce and implement a further intensification of our North American reorganization program in January 2005.

Compared to targets set out at its launch in August 2003, Operation Phoenix overachieved in terms of job reductions, with a reduction of 1042 in 2004 versus a target for the year of 900 - 1000. Annualized savings of EUR 102 million were on target.

Changing the organizational structure

As a foundation for future growth, the organizational structure was brought into line with our strategy. In Europe, our subsidiaries have been transformed from a series of largely independent operating companies to a tight and coherent group structure, exploiting synergies yet enabling flexibility and speed-to-market. The European group of companies is now made up of two business



lines, each aimed squarely at the requirements of a particular retail channel. One business line focuses on our (branded) products for grocery and out-of-home markets. The other business line is dedicated to serving the needs of local independent health food stores in each of our European markets. As a vital part of the European structure, category management, product innovation management and buying are coordinated on a European level. Country units with shared service teams have been installed, serving the two business lines. Private Label activities are being aligned to form an integral part of our branded portfolio.

In North America, as part of our 'Build on the Roots' initiative, a new organizational structure is being implemented. The reorganization process has reduced the company's seven regions to three, concentrating all of Tree of Life's operations into offices located in St. Augustine, Florida, Dallas, Texas, and Bloomington, Indiana, each responsible for multiple satellite distribution facilities. In addition, a reorganization of all procurement-related activities is currently being implemented. The purchasing function is being divided into category management, vendor management and inventory management. This structure will promote focus and business excellence in supply chain management, product assortment, gross margin and service level consistently across our national network.

Preparing for growth

Another objective for 2004 was creating the growth engines for the future. In this respect various initiatives were carried out in Europe. New branding and marketing concepts were developed for our main brands Bjorg, Beckers, Zonnatura, Whole Earth and Gayelord Hauser, whilst others are currently underway. Based on thorough consumer research, positioning statements are refined, new innovative products are being developed, packaging and/or logos are redesigned and marketing campaigns prepared. In the course of 2005, this should lead to a clearly visible renewal of our portfolio on the Health and Premium Taste shelves.

In the United States, after a reassessment of our portfolio, new branding, marketing concepts and product introductions for brands such as Daily's, Sesmark and Ka-Me are now ready to be launched or have already been introduced.

In our Distribution business we developed the Smart Assortment[sm] marketing service, which will be applied as a vital tool in tailoring Health & Premium Taste assortments for every local retailer outlet. Based on extensive databases with demographic and market data, this tool enables TOL NA to help increase local retailers' sales based on TOL NA's in-depth knowledge and experience of the Health and Premium Taste categories.

US Business

Implementation of Operation Phoenix initiatives and TOL NA's 'Build on the Roots' program had a significant positive impact on the results of Wessanen's North American business. Operating expenses were clearly lower than last year at an *index* of 83; return on sales was up from 2.1%



negative to 0.1% positive. Working capital was decreased by EUR 62 million to EUR 163 million. Furthermore, in 2004, 766 positions were eliminated in North America, a number that will increase in 2005 by another 125 positions following the further restructuring as implemented in January 2005 and another 25 positions in the US Branded business line.

A growing confidence in our capabilities is not only reflected by improved satisfaction from existing customers, but also by the fact that the company continues to welcome new business. Most recently from Smart & Final (77 California stores), and eq-life, an innovative, new store test concept based in Minneapolis and a wholly-owned subsidiary of Best Buy. These supply relationships are in addition to the new business from Penn Traffic Company and Coborn's Inc. announced in January 2005.

These positive developments were partly offset by a strong decline in low-carb sales and an exceptionally heavy hurricane season. The adverse trend in the market for low-carb sales continued through the fourth quarter (turnover effect negative USD 27 million), but is expected to stabilize in the second half of 2005.
These developments, on top of the deliberate termination of loss-making turnover caused the top-line in US Distribution in 2004 in local currency to decrease by 18%.

EBITAE for the full year sharply improved, even though there is still much to be done. The impact of low-carb in Q3 and Q4 on EBITAE was USD 11 million. EBITAE in the fourth quarter was negatively impacted by EUR 2.5 million, due to a reclassification of exceptional items from the third quarter.

Our Branded activities in the US achieved autonomous growth of 9% in the fourth quarter (1% for the year), combined with a strong EBITAE development (EUR 3.2 million in Q4 2004 vs. EUR (0.5) million in Q4 2003). On top of strong performances of our juices and drinks businesses, the integration of branded activities from Tree of Life into the US Branded group had a positive impact on financials.

European Business

In Europe, with savings generated through Operation Phoenix, difficult market conditions and increases in raw material prices were successfully countered. The return on sales in 2004 increased from 6.2% to 7.6%. Sales grew by 2.2%. But as 2.6% of this growth was caused by the acquisitions during 2003 which were fully accounted for in 2004, and 0.3% resulted from GBP exchange differences, autonomous growth was slightly negative (0.7%) due to deliberate terminated turnover.

The Branded businesses showed a marked improvement in EBITAE at stable sales, creating a strong base for future profitable growth. EBITAE improvement was mainly driven by Operation Phoenix savings.



With the restructuring of Beckers in terms of SKU reduction, brand repositioning and organizational changes, pressure on results in this business line should be countered in the course of 2005.

The Private Label operations made a strong contribution to the positive performance of the European business, which benefited from a strategy focusing on value-added products and the implementation of various Operation Phoenix initiatives. Steps are currently being taken to further align Private Label activities with the branded business.

The distribution activities performed in line with expectations, with a modest growth and healthy margins.

Dividend policy

For 2004, Wessanen will propose at its next Annual General Meeting of Shareholders on April 27, 2005, a dividend pay-out of EUR 0.58 per share. For the years to come, Wessanen will propose to raise the pay-out to a level of EUR 0.65 per share. This proposed increase in dividend is based on strategic grounds. Wessanen's key objective is to create by end of 2007 a portfolio of activities that is 50% branded and 50% non-branded/distribution, equally divided between the United States and Europe. Based on the *current* sales base and predicted organic growth, as well as the intent to further align the Private Label activities with the branded activities, the gap in the portfolio that has to be filled through acquisitions in the branded business, represents around EUR 400 million in sales. The company expects that this ambition can be realised on the strength of the balance sheet whilst at the same time enabling a solid return of capital to shareholders by means of an increase in dividend.

Other financial aspects

Exceptional operating result

Exceptional items within EBIT in the fourth quarter totaled EUR 14.3 million of which EUR 5.5 million related to the North American 'Build on the Roots' program and EUR 0.8 million to the Phoenix project. Other restructuring projects resulted in exceptional operating expenses in Q4 of EUR 5.8 million, mainly at Beckers, ABC, Tree of Life NA and the Wessanen corporate headquarters.



The total 2004 exceptional operating result comprises of:

In millions euro	
Operation Phoenix	(25.6)
Build on the Roots	(10.8)
Other restructuring projects	(10.0)
USA special investigation	(2.5)
Gain on sale of the specialty partners business in the US	1.1
Release of provisions and accruals	1.7
Other items	(3.4)
	(49.5)

Other exceptional items

During the fourth quarter 2004 no other exceptional items were added.

Cash flow and balance sheet

Cash flow from operating activities in 2004 increased to EUR 82 million. The improved control on working capital leads to a positive cash flow of EUR 54 million, which was partly offset by the change in deferred taxation and provisions.

The 2004 cash flow from operating activities was mainly used to decrease net debt by EUR 81 million.

IFRS

As of calendar year 2005 Royal Wessanen nv will apply the International Financial Reporting Standards (IFRS). Reporting according to these standards will commence with the first quarter results of 2005 and the accompanying comparable results of 2004 will be restated.

At the publication of our second quarter results 2004 we already indicated the nature of the main changes to our balance sheet and profit and loss statement.

The main changes to our equity will be a higher provision for pensions mainly offset by the capitalization of some brands that are currently not valued. A positive impact on net income is expected, due to termination of amortization of goodwill. The moderate effect on EBITAE results from increased pension scheme expenses and a reclassification of amortization on capitalized brands to operating expenses



The table below shows the effects of the IFRS on each item on balance sheet and income statement.

Effect of the IFRS on the balance sheet as of December 31, 2004

Fixed assets	Moderate increased effect
Current assets	Very modest increased effect
Group capital	Very modest decreased effect
Long-term liabilities, including provisions	Significant increased effect
Short-term debt	Very modest decreased effect

Effect of the IFRS on net income 2004

Net sales	No effect
Operating expenses	Very modest negative effect
EBITAE	Moderate negative effect
Amortization of goodwill	Disappears
Exceptional items	No effect
EBIT	Very significant positive effect
Financial income and expenses, net	Very modest negative effect
Income before taxes	Very significant positive effect
Income taxes	Modest positive effect
Income from participations and minority interests	No effect
Net income	Very significant positive effect

Very modest	< 1 %
Modest	1 - 5 %
Moderate	5 - 10 %
Significant	10 - 50 %
Very significant	> 50 %

Important dates

April 27, 2005	General Meeting of Shareholders
May 11, 2005	Publication of the first quarter results 2005
August 31, 2005	Publication of the second quarter results 2005
November 9, 2005	Publication of the third quarter results 2005

More information

Press: please contact Corporate Communications phone +31 (0) 20 547 94 59, e-mail corporate.communications@wessanen-hq.com.

Investor Relations: please contact Investor Relations phone +31 (0)20 547 94 14, e-mail investor.relations@wessanen-hq.com



Read the backgrounds on *Web*sanen, Wessanen's quarterly online magazine: www.wessanen.com/websanen

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category & channel management, strong brands, value-added distribution services and transatlantic alliances.

Appendices

- Group results
- Condensed income statement
- Condensed balance sheet
- Condensed statement of cash-flows
- Financial highlights
- Financial information per share

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The audited financial statements of Royal Wessanen nv for the 2004 financial year will be available on the website in conjunction with the publication of the annual report on 12 April 2005.



Group results

Total North American business

Q4 2004	Q4 2003	Delta %	In million euros, unless stated otherwise	FY 2004	FY 2003	Delta %
292.8	403.5	(27)%	%Net sales	**1,251.9**	1,582.9	(21)%
340.2	403.5	(16)%	Net sales at constant exchange rates	**1,388.1**	1,582.9	(12)%
(1.7)	(9.5)		EBITAE	**1.6**	(34.0)	
(0.6)%	(2.4)%		EBITAE margin (as a % of net sales)	**0.1%**	(2.1)%	
(9.7)	(33.2)		Exceptional items	**(19.4)**	(61.1)	
(11.6)	(39.4)		EBIT	**(19.5)**	(93.0)	

North America Branded

Q4 2004	Q4 2003	Delta %	In million euros, unless stated otherwise	FY 2004	FY 2003	Delta %
31.9	32.1	(1)%	Net sales	**134.6**	145.1	(7)%
34.9	32.1	9%	Net sales at constant exchange rates	**147.1**	145.1	1%
3.2	(0.5)		EBITAE	**11.3**	6.6	
10.0%	(1.6)%		EBITAE margin (as a % of net sales)	**8.4%**	4.5%	
(2.0)	(7.7)		Exceptional items	**(2.3)**	(7.7)	
1.3	(8.2)		EBIT	**9.2**	(1.1)	

North America Distribution

Q4 2004	Q4 2003	Delta %	In million euros, unless stated otherwise	FY 2004	FY 2003	Delta %
260.9	371.5	(30)%	Net sales	**1,117.3**	1,437.8	(22)%
305.3	371.5	(18)%	Net sales at constant exchange rates	**1,241.0**	1,437.8	(14)%
(4.9)	(9.0)		EBITAE	**(9.7)**	(40.6)	
(1.9)%	(2.4)%		EBITAE margin (as a % of net sales)	**(0.9)%**	(2.8)%	
(7.7)	(25.5)		Exceptional items	**(17.1)**	(53.4)	
(12.9)	(31.2)		EBIT	**(28.7)**	(91.9)	



Total European business

Q4 2004	Q4 2003	Delta %	*In million euros, unless stated otherwise*	**FY 2004**	FY 2003	Delta %
215.4	220.7	(2)%	Net sales	**867.6**	848.9	2%
215.8	220.7	(2)%	Net sales at constant exchange rates	**865.0**	848.9	2%
18.7	17.4		EBITAE	**65.6**	52.3	
8.7%	7.9%		EBITAE margin (as a % of net sales)	**7.6%**	6.2%	
(5.2)	(10.8)		Exceptional items	**(25.7)**	(10.8)	
11.9	5.8		EBIT	**36.0**	38.3	

Europe Branded

Q4 2004	Q4 2003	Delta %	*In million euros, unless stated otherwise*	**FY 2004**	FY 2003	Delta %
118.8	122.2	(3)%	Net sales	**480.0**	488.2	(2)%
119.0	122.2	(3)%	Net sales at constant exchange rates	**479.4**	488.2	(2)%
8.1	9.6		EBITAE	**36.4**	33.4	
6.8%	7.9%		EBITAE margin (as a % of net sales)	**7.6%**	6.8%	
(2.7)	(10.0)		Exceptional items	**(8.5)**	(10.0)	
4.9	(1.0)		EBIT	**25.3**	21.0	

Europe Distribution

Q4 2004	Q4 2003	Delta %	*In million euros, unless stated otherwise*	**FY 2004**	FY 2003	Delta %
32.0	34.0	(6)%	Net sales	**133.2**	113.6	17%
32.1	34.0	(6)%	Net sales at constant exchange rates	**132.3**	113.6	16%
1.2	1.2		EBITAE	**5.0**	3.6	
3.7%	3.5%		EBITAE margin (as a % of net sales)	**3.8%**	3.1%	
0.1	0.0		Exceptional items	**(2.7)**	0.0	
1.0	1.2		EBIT	**2.1**	3.5	

Europe Private Label

Q4 2004	Q4 2003	Delta %	*In million euros, unless stated otherwise*	**FY 2004**	FY 2003	Delta %
64.6	64.4	0%	Net sales	**254.4**	247.1	3%
64.7	64.4	0%	Net sales at constant exchange rates	**253.3**	247.1	3%
9.4	6.6		EBITAE	**24.2**	15.3	
14.6%	10.2%		EBITAE margin (as a % of net sales)	**9.5%**	6.2%	
(2.6)	(0.8)		Exceptional items	**(14.5)**	(0.8)	
6.0	5.5		EBIT	**8.6**	13.8	



Condensed income statement

in millions euro, unless stated otherwise

	Q4 2004	Q4 2003	Full Year 2004	Full Year 2003
Net sales	508.2	624.3	2,119.5	2,431.8
Operating expenses	492.3	619.3	2,059.3	2,421.9
EBITAE	15.9	5.0	60.2	9.9
Amortization of goodwill	(2.7)	(3.3)	(11.2)	(11.3)
Exceptional items	(14.3)	(26.1)	(49.5)	(64.5)
EBIT	(1.1)	(24.4)	(0.5)	(65.9)
Financial income and expenses, net	(0.9)	(2.1)	(11.7)	(9.1)
Exceptional financial income	(0.2)	-	11.2	-
Income before taxes	(2.2)	(26.5)	(1.0)	(75.0)
Income taxes	1.4	22.3	1.5	41.8
Income from participations and minority interests	0.4	(0.1)	1.3	-
Net income	(0.4)	(4.3)	1.8	(33.2)
Net income before exceptional items and amortization of goodwill	11.6	6.4	36.1	9.7

Condensed balance sheet

in millions euro, unless stated otherwise

	December 31, 2004	December 31,2003[1]
Fixed assets	400.2	434.6
Current assets	563.9	653.2
	964.1	1,087.8
Group equity	491.7	502.3
Provisions	54.6	67.5
Long-term liabilities	114.6	26.0
Current liabilities	303.2	492.0
	964.1	1,087.8

[1] 2003 figures reclassified to align with 2004 presentation



Condensed statement of cash flows

in millions euro, unless stated otherwise

	Q4 2004	Q4 2003	Full Year 2004	Full Year 2003
Operating activities				
Net income	(0.4)	(4.3)	1.8	(33.2)
Non cash gain from divestment	(1.0)	-	(1.0)	-
Depreciation property, plant and equipment	7.0	8.8	29.7	32.3
Amortization intangible fixed assets	4.6	7.5	13.4	15.5
Impairment fixed assets	-	7.9	9.3	21.6
Changes in working capital and provisions	(23.1)	(18.4)	30.1	(25.5)
Income from investments in associates and minority interests	(0.4)	0.1	(1.1)	1.5
Cash flow from operating activities	(13.3)	1.6	82.2	12.2
Investments				
Purchase of property, plant and equipment	(8.9)	(8.4)	(28.1)	(22.9)
Disposal of property, plant and equipment	4.3	1.1	6.4	3.2
Financial fixed assets	2.4	(3.5)	8.6	1.1
Intangible fixed assets, excluding goodwill	(0.8)	(3.6)	(1.3)	(3.6)
Purchase price acquisitions	-	(1.2)	-	(16.3)
Divestments of subsidiaries and other participants	0.3	-	0.3	-
Cash flow from investment activities	(2.7)	(15.6)	(14.1)	(38.5)
Financing				
Long-term debts	(6.2)	1.2	90.1	(7.0)
Repayment private placement	-	-	(100.3)	-
Short-term debts	12.5	63.8	(47.4)	89.0
Dividends	-	-	(40.4)	(40.7)
Sale/purchase of own shares	1.7	(31.4)	33.1	(31.8)
Cash flow from financing activities	8.0	33.6	(64.9)	9.5
Increase / decrease in cash	(8.0)	19.6	3.2	(16.8)



Financial highlights

in millions euro, unless stated otherwise

	Q4 2004	Q4 2003	Full Year 2004	Full Year 2003
EBITAE margin (as a % of sales)	**3.1%**	0.8%	**2.8%**	0.4%
Average capital employed	**431.7**	566.8	**472.1**	562.6
ROI (% of average capital employed)	**14.7%**	3.5%	**12.8%**	1.8%
Increase economic premium	**15.7**	0.9	**62.8**	(36.6)
Average goodwill	**504.5**	518.6	**510.1**	521.5
ROIC (% of average invested capital)	**6.8%**	1.8%	**6.1%**	0.9%
Shareholders' equity as a % of total assets	**50.1%**	45.5%	**50.1%**	45.5%
EBITDAE/interest cover ratio	**25.4**	6.6	**7.7**	4.6

Financial information per share

in euros

	Q4 2004	Q4 2003	Full Year 2004	Full Year 2003
Net income before goodwill amortization and exceptional items	**0.17**	0.09	**0.52**	0.14
Net income	**(0.00)**	(0.06)	**0.03**	(0.47)
Average number of outstanding shares, excluding treasury stock	**69,916,669**	69.247.006	**69,321,279**	69,946,431
Total number of outstanding shares as per December 31, 2004, and December 31, 2003, respectively.	**72,588,501**	72,588,501	**72,588,501**	72,588,501